

May 23, 2014

<u>Via E-mail</u>
Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, NY 10010

      Re: **Viggle Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed January 10, 2014
              File No. 001-35620

Dear Mr. Sillerman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via E-mail</u>
          Dennis J. Block, Esq.
          Greenberg Traurig, LLP